

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Bill Edmonds
Chief Executive Officer
Deep Green Waste & Recycling, Inc.
260 Edwards Plz #21266
Saint Simons Island , GA 31522

> **Re: Deep Green Waste & Recycling, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2023**
> **File No. 333-273222**

Dear Bill Edmonds:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 31, 2023

General

1. We note your response to prior comment two, including your revised disclosure to indicate that the selling shareholders may offer, sell or distribute their shares of common stock at a fixed price until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. However, the fixed price of $0.095 per share disclosed on your cover page does not correspond to the fixed price of $0.1098 per share disclosed in your Plan of Distribution section. Please revise or advise.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary L. Blum